Exhibit 4.1

TrovaGene Acquires CLIA — Certified Laboratory

SAN DIEGO, Jan. 6, 2012/PRNewswire/ — TrovaGene, Inc. (Pink Sheets: TROV.PK), a developer of trans-renal molecular diagnostics, today announced that it has entered into a definitive agreement to acquire MultiGEN Diagnostics, Inc.’s (‘MultiGEN’) clinical laboratory assets in exchange for the issuance of 750,000 shares of common stock of TrovaGene, with an additional earn-out of up to $3.7 million in cash and common stock, subject to the achievement of specific sales and earnings targets.  The acquisition, which is subject to customary closing conditions, is expected to close during the first quarter of 2012.  MultiGEN, a privately held molecular diagnostic company located in San Diego, CA, is a subsidiary of Canada-based Bio-ID Diagnostics, Inc. The acquired diagnostic laboratory operations are certified by the State of California in compliance with CLIA (Clinical Laboratory Improvement Amendments), and are accredited by CAP (College of American Pathologists).

“We are looking forward to grow MultiGEN’s existing, multiplexed-sequencing based diagnostic testing business for a variety of infectious diseases”, states Antonius Schuh, Ph.D.,TrovaGene’s Chief Executive Officer. “We will explore the feasibility to configure existing MultiGEN tests on our trans-renal platform and we plan to leverage the CLIA laboratory operations as a development and commercial platform for novel tests intended to detect minimal residual disease in oncology, based on tumor-specific mutations detectable in a patient’s urine”.

“Trovagene’s approach using trans-renal clinical samples adds a significant dimension to the molecular diagnostic market and we are enthusiastic about making a tangible contribution to that endeavor” comments T.V. Moorthy, Ph.D., MultiGEN’s founder and Chief Executive Officer. He further adds that “MultiGEN’s contribution will be centered around Allele Specific Multiples Sequencing (ASMS), which offers higher sensitivity for the detection of mutations in samples with heterogeneous genomes.”

About TrovaGene, Inc.

Headquartered in San Diego, California, TrovaGene is developing its patented technology for the detection of transrenal DNA and RNA, short nucleic acid fragments, originating from normal and diseased cell death that cross the kidney barrier and can be detected in urine.

TrovaGene has a dominant patent position as it relates to transrenal molecular testing. It has U.S. and European patent applications and issued patents that cover testing for HPV and other infectious diseases, cancer, transplantation, prenatal and genetic testing. In addition, it owns worldwide rights to nucleophosmin-1 (NPM1), an informative biomarker for acute myeloid leukemia (AML).

TrovaGene has filed a Form 10 with the SEC. More complete current information about TrovaGene is contained in the filing.

About MultiGEN

MultiGEN continues to operate as a molecular diagnostics company focused on DNA sequence based identification services having IP protected technologies. Using the well-documented ‘Gold-Standard’

accuracy of DNA sequencing, MultiGEN is able to provide ‘Syndrome Driven Panels’ in a single test that screens for all the pathogens or mutations that can cause a particular syndrome regardless of whether they are bacteria, viruses, fungi or parasites. MultiGEN does this with same-day reporting to better assist with the timely creation of an optimal treatment regime. MultiGEN’s other two groups of applications include developing highly sensitive assays to detect mutations among samples carrying heterogeneous genomes and applications in drug development.

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimated” and “intend,” among others. These forward-looking statements are based on TrovaGene’s current expectations and actual results could differ materially. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, substantial competition; our ability to continue as a going concern; our need for additional financing; uncertainties of patent protection and litigation; uncertainties of government or third party payer reimbursement; limited sales and marketing efforts and dependence upon third parties; and risks related to failure to obtain FDA clearances or approvals and noncompliance with FDA regulations. As with any medical diagnostic tests under development, there are significant risks in the development, regulatory approval and commercialization of new products. There are no guarantees that future clinical trials discussed in this press release will be completed or successful or that any product will receive regulatory approval for any indication or prove to be commercially successful. TrovaGene does not undertake an obligation to update or revise any forward-looking statement.

Contact:

Venanzio Ciampa

+1 (212) 217 9065

venanzio@thepromofact.com